AirSculpt Technologies, Inc.

1111 Lincoln Road, Suite 802

Miami Beach, FL 33139

March 10, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirSculpt Technologies, Inc.
Registration Statement on Form S-3
File No. 333-270069
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Akumin Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-270069) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on March 13, 2023, or as soon thereafter as practicable.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Richard Bass, an attorney with the Company’s outside legal counsel, McDermott Will & Emery LLP, via telephone at (212) 547-5476 or via email at rbass@mwe.com.

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Very truly yours,

AirSculpt Technologies, Inc.

By:	/s/ Dennis Dean
Name:	Dennis Dean
Title:	Chief Financial Officer

[Signature Page to Request for Acceleration]